[redacted]

10029132

SECURITIES
SEC W
Mail Processing
Section
MAR 05 2010
Washington, DC
105

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 65639

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Petersen & Ramistella, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2340 Garden Road, Suite 202
(No. and Street)

Monterey (City) CA (State) 93940 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Petersen 831-372-3426 x 14
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name)*

11300 West Olympic Blvd., Suite 875 (Address) Los Angeles (City) CA (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth Petersen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Petersen & Ramistella, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

CRISTOFER A. CABANILLAS
Commission # 1771350
Notary Public - California
Monterey County
My Comm. Expires Sep 30, 2011

See attached

Notary Public

Signature

Vice President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT WITH AFFIANT STATEMENT

State of CA
County of Monterey } ss.

☒ See Attached Document (Notary to cross out lines 1–8 below)
☐ See Statement Below (Lines 1–7 to be completed only by document signer[s], *not* Notary)

1 ______
2 ______
3 ______
4 ______
5 ______
6 ______
7 ______
8 ______

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me this 24 (Date) day of February (Month), 2010 (Year), by

(1) Kenneth B. Petersen
Name of Signer(s)

(2) ______
Name of Signer(s)

Signature of Notary Public

CRISTOFER A. CABANILLAS
Commission # 1771350
Notary Public - California
Monterey County
My Comm. Expires Sep 30, 2011

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

PETERSEN & RAMISTELLA, INC.

ANNUAL AUDIT REPORT

DECEMBER 31, 2009

CONTENTS

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Petersen & Ramistella, Inc.
Monterey, California

I have audited the accompanying statement of financial condition of Petersen & Ramistella, Inc. as of December 31, 2009 and related statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are being filed based on Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Petersen & Ramistella, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Petersen & Ramistella, Inc. as of December 31, 2009 and the results of its operations, shareholders' equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Yafeh, CPA

Los Angeles, California
February 25, 2010

PETERSEN & RAMISTELLA, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash	
Checking	$ 10,000
Accounts receivable	1,739
Prepaid expenses	1,872
TOTAL ASSETS	$ 13,611

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accounts payable	$ 1,733
Accrued liabilities	1,423
Accrued state taxes	320
TOTAL LIABILITIES	3,476
SHAREHOLDERS' EQUITY	
Common stock, no par value, 100,000 shares authorized; 2,000 shares outstanding	46,100
Retained deficit	(35,965)
TOTAL SHAREHOLDERS' EQUITY	10,135
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 13,611

See Accompanying Notes to Financial Statements.

PETERSEN & RAMISTELLA, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES	
Fees	$ 896,579
Commissions	115,666
Other	780
TOTAL REVENUE	1,013,025
EXPENSES	
Commissions	584,824
Operating expenses – page 11	126,003
TOTAL EXPENSES	710,827
INCOME BEFORE TAXES	302,198
FEDERAL TAX PROVISION	0
STATE TAX PROVISION	4,614
NET INCOME	$ 297,584

See Accompanying Notes to Financial Statements.

PETERSEN & RAMISTELLA, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock Shares	Common Stock	Retained Earnings (Deficit)	Total
Balance, December 31, 2008	2,000	$46,100	$(33,549)	$ 12,551
Distributions			(300,000)	(300,000)
Net Income			297,584	297,584
Balance, December 31, 2009	2,000	$46,100	$ (35,965)	$ 10,135

See Accompanying Notes to Financial Statements.

PETERSEN & RAMISTELLA, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash Flows from Operating Activities:	
Net income	$ 297,584
Changes in operating assets and liabilities:	
Accounts receivable	1,953
Prepaid expense	1,651
Accounts payable	1,437
Accrued liabilities	428
Accrued state taxes	(3,053)
Net cash provided from Operating Activities	300,000
Cash Flows from Investing Activities:	--
Cash Flows from Financing Activities:	
Distributions	(300,000)
Net change in cash	0
Cash at beginning of year	10,000
Cash at December 31, 2009	$ 10,000

Supplemental Cash Flow Information:	
Cash paid for income taxes	$ 4,924
Cash paid for interest	$ 0

See Accompanying Notes to Financial Statements.

PETERSEN & RAMISTELLA, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 1 - ORGANIZATION

Petersen & Ramistella (PRI or the Company) is a registered broker dealer under the Securities Exchange Act of 1934 and is a registered investment advisor. PRI was incorporated September 12, 2002 in California and became a member of the National Association of Securities Dealers (NASD) on March 9, 2003. The NASD and NYSE Member Regulation consolidated in 2007 to form FINRA (Financial Industry Regulatory Agency).

The Company's sole office is in Monterey, California and is run by two principals, Messrs. Petersen and Ramistella.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. The Company's financial statements are maintained on the accrual basis of accounting.

B. The Company files its tax return on the cash basis of accounting. Deferred taxes for timing differences, principally accrual basis versus cash basis, are accounted for as deferred taxes.

C. Organization costs were amortized over sixty months by the straight line method and fully amortized in 2009

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1, which also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2009 the Company had complied with both requirements. See page 8 for the computation of net capital requirements.

NOTE 4 – PROVISION FOR INCOME TAXES

The Company has elected to be treated as a Small Business Corporation starting January 1, 2005. All the income or losses will be passed through to each individual shareholder and taxes are paid at each individual shareholder's rate. The Company is subject to a California state tax of 1.5% with a minimum of $800 per year. The state tax liability for 2009 is $4,614.

NOTE 5 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company sub leases a portion of its office facility (50%) to Mr. Petersen, a related party.

NOTE 7 – CONTINGENCIES

PRI leases office space for $3,745 per month. The lease, which includes cost of living increases, became effective September 1, 2006 and runs through August 31, 2011 with the options to renew beginning September 1, 2011 through August 31, 2016. Future scheduled annual rents are:

2010	45,388
2011	30,856
	$ 76,244

PETERSEN & RAMISTELLA, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2009

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$ 10,135
Non allowable assets - Page 9	(1,872)
NET CAPITAL	$ 8,263
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness- .067% of net aggregate indebtedness	$ 232
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
EXCESS CAPITAL	$ 3,263
Excess net capital at 100% (net capital less 10% of aggregate indebtedness)	$ 7,916
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 3,476
Percentage of aggregate indebtedness to net capital	42%

RECONCILIATION

The following is a reconciliation as of December 31, 2009 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4).

Unaudited Net Capital	$ 8,831
Unrecorded Liabilities	(570)
Rounding	2
Audited Net Capital	$ 8,263

See Accompanying Notes to Financial Statements.

PETERSEN & RAMISTELLA, INC.
NON-ALLOWABLE ASSETS
DECEMBER 31, 2009

NON-ALLOWABLE ASSETS

Prepaid Expenses	$ 1,872

See Accompanying Notes to Financial Statements

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

SCHEDULE II
INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Petersen & Ramistella, Inc.
Monterey, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedules of operating expenses for the year ended December 31, 2009 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Joseph Yafeh, CPA

Los Angeles, California
February 25, 2010

PETERSEN & RAMISTELLA, INC.
SCHEDULE II
OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2009

Operating Expenses

Dues and Subscriptions	$ 328
Email Archiving	2,000
Insurance	939
Janitorial	900
Licenses and Regulatory Fees	7,119
Office Expense	585
Office Supplies	34
Payroll Taxes	4,204
Postage and Delivery	2,549
Printing	1,340
Professional Fees	29,503
Rent	21,870
Security	272
Solicitor Fee	1,750
Telephone	2,561
Utilities	2,049
Wages	48,000
Total Operating Expenses	$126,003

See Accompanying Notes to Financial Statements.

PETERSEN & RAMISTELLA, INC.
SCHEDULE III – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2009

A computation of reserve requirement is not applicable to Petersen & Ramistella, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

PETERSEN & RAMISTELLA, INC.

SCHEDULE IV – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

AS OF DECEMBER 31, 2009

Information relating to possession or control requirements is not applicable to Petersen & Ramistella, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

<u>PART II</u>

REPORT OF INDEPENDENT AUDITOR
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

Board of Directors
Petersen & Ramistella, Inc.
Monterey, California

In planning and performing my audit of the financial statements and supplemental schedules of Petersen & Ramistella, Inc. (the "Company") for the year ended December 31, 2009, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Board of Directors
Petersen & Ramistella, Inc.
Monterey, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
February 25, 2010

Joseph Yafeh, CPA

A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles, CA 90064
310-477-8150 Fax 310-477-8152

Part III

SIPC Supplemental Report Pursuant to SEC Rule 17a-5(e)(4)

Board of Directors
Petersen & Ramistella, Inc.
Monterey, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Petersen & Ramistella, Inc and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC solely to assist you and the other specified parties in evaluating Petersen & Ramistella, Inc's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T).

Petersen & Ramistella, Inc's management is responsible for the Petersen & Ramistella, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries to the check register and compared to the copy of the cancelled check dated July 27, 2009 noting no differences.

2. Reviewed the completed form SIPC-7T - Determination of "SIPC Net Operating Revenues" and General Assessment form as follows:
   a. Compared Item No. 2a Total Revenue for the year ending December 31, 2009 to the Focus Report line 12/Part IIA line 9, Code 4030 and Item No. 2c (9)(i) total interest expense to the Focus Report line 22/Part IIA line 13, Code 4075 noting no differences.
   b. Compared Item No. 2c Deductions to the transaction reports (general ledger activity) for the year ending December 31, 2009 noting no differences.
   c. Reviewed computation of Item No. 2d SIPC Net Operating Revenues and Item No. 2e General Assessment noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers as noted in section 2 above noting no differences.

Board of Directors
Petersen & Ramistella, Inc.
Monterey, California

SIPC Supplemental Report page 2

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
February 25, 2010

PETERSEN & RAMISTELLA, INC.
REVIEW OF THE SIPC FORM 7T COMPUTATION
RULE 17A-5(e)(4)
DECEMBER 31, 2009

Comparison	Per SIPC 7T Unaudited	Per SIPC Audited	Difference
Total Revenue (line 2a)	$768,125	$ 768,125	$ 0
Total Additions (line 2b)	0	0	0
Total Deductions (line 2c)	0	0	0
SIPC Net Operating Revenue (line 2d)	768,125	768,125	0
General Assessment (line 2e)	1,920	1,920	0
Total Payment (line 2B)	(542)	(542)	0
Less Prior Overpayment Applied (line 2C)	0	0	0
Assessment balance due	$ 1,378	$ 1,378	$ 0